ANGLO AMERICAN

06012412

Securities and Exchange Commission
450 Fifth Street, NW
Washington DC 20549
United States of America

Company Secretarial Department

Catherine Marshall
Company Secretarial Assistant

Direct Fax +44 (0) 20 7968 8755
Direct Line +44 (0) 20 7698 8627
e-mail cmarshall@angloamerican.co.uk

27 March, 2006

SUPPL

Dear Sirs

Re: 12g3-2(b) Exemption for Anglo American plc
Exemption number 82 – 97

Pursuant to the provisions of Rule 12g3-2(b) promulgated under the Securities and Exchange Act of 1934, we are hereby furnishing information that Anglo American plc has made public announcements relating to:

- Butterfield Trust x 2
- Share buy back x 2
- Holding in AngloGold Ashanti
- Offering of shares in AngloGold Ashanti
- Major shareholding
- Ernest Oppenheimer Memorial Trust
- Annual Report & Accounts viewing
- Annual Information Update
- Press release – share buy back increase

Yours faithfully
For and on behalf of Anglo American plc

C Marshall
Company Secretarial Assistant
Encs - 55 copies

4/11

Issued by:	Anglo American plc
Date:	20 March 2006
Contact:	Andy Hodges +44 (0) 20 7968 8752

Annual Information Update for the 12 months up to and including 20 March 2006

Anglo American plc (the "Company") provides an annual information update, in accordance with Prospectus Rule 5.2. The information referred to in this update was up to date at the time it was published but some information may now be out of date. The information is referred to in this update, rather than included in full, to avoid an unnecessarily lengthy document.

The Company's ordinary shares are listed on the London Stock Exchange (the primary listing), the JSE Securities Exchange South Africa (JSE), the SWX Swiss Exchange, the Botswana Stock Exchange and the Namibian Stock Exchange.

1. Announcements via RNS, a regulatory information service - Anglo American plc

Announcement Date	RNS Headline
21/03/2005	Holding(s) in Company
24/03/2005	Director Shareholding
31/03/2005	Disposal
31/03/2005	Additional Listing
01/04/2005	Director Shareholding
01/04/2005	Director Shareholding
01/04/2005	Director Shareholding
01/04/2005	Director Shareholding
01/04/2005	Director Shareholding
01/04/2005	Director Shareholding
01/04/2005	Director Shareholding
04/04/2005	Director Shareholding
04/04/2005	Director Shareholding
06/04/2005	Director Shareholding
06/04/2005	Director Shareholding
08/04/2005	Director Shareholding
08/04/2005	Director Shareholding
14/04/2005	Holding(s) in Company
14/04/2005	Director Shareholding
15/04/2005	Director Shareholding
20/04/2005	AGM Statement
20/04/2005	AGM Statement
22/04/2005	Director Shareholding
25/04/2005	IFRS Seminar
26/04/2005	Director Declaration
26/04/2005	Disposal
28/04/2005	Director Shareholding
29/04/2005	Director Shareholding
04/05/2005	Director Shareholding
05/05/2005	Holding(s) in Company
06/05/2005	Director Shareholding
09/05/2005	Adoption of IFRS
09/05/2005	Adoption of IFRS – Part 2
10/05/2005	Director Shareholding
13/05/2005	Director Shareholding
20/05/2005	Director Shareholding
27/05/2005	Director Shareholding
31/05/2005	Director Shareholding
01/06/2005	AA plc Invests in Shenhua
01/06/2005	Director Shareholding
01/06/2005	Disposal
02/06/2005	Director Shareholding
02/06/2005	Director Shareholding
03/06/2005	Director Shareholding
06/06/2005	Director Shareholding
06/06/2005	Director Shareholding
07/06/2005	Disposal
07/06/2005	Director Shareholding

17/11/2005	Investment Climate Facility
17/11/2005	Director/PDMR Shareholding
18/11/2005	Director/PDMR Shareholding
18/11/2005	Director/PDMR Shareholding
25/11/2005	Director/PDMR Shareholding
01/12/2005	AA plc Notification
02/12/2005	Director/PDMR Shareholding
05/12/2005	Merebank project commissioned
07/12/2005	Director/PDMR Shareholding
09/12/2005	Director/PDMR Shareholding
19/12/2005	Director/PDMR Shareholding
19/12/2005	Director/PDMR Shareholding
20/12/2005	Director/PDMR Shareholding
21/12/2005	Holding(s) in Company
21/12/2005	Additional Listing
22/12/2005	Director/PDMR Shareholding
23/12/2005	Director/PDMR Shareholding
03/01/2005	Director/PDMR Shareholding
04/01/2005	Additional Listing
04/01/2005	Director/PDMR Shareholding
05/01/2005	Director/PDMR Shareholding
06/01/2005	Director/PDMR Shareholding
09/01/2005	Director/PDMR Shareholding
13/01/2006	Further re DBP release 5.1.06
13/01/2006	Director/PDMR Shareholding
20/01/2006	Director/PDMR Shareholding
24/01/2006	Notice of Results
27/01/2006	Additional Listing
27/01/2006	Director/PDMR Shareholding
03/02/2006	Additional Listing
03/02/2006	Director/PDMR Shareholding
08/02/2006	Director/PDMR Shareholding
10/02/2006	Notification
10/02/2006	De Beers Annual Results
10/02/2006	Dividend Declaration
10/02/2006	Director/PDMR Shareholding
13/02/2006	Results of Subsidiary
14/02/2006	Additional Listing
17/02/2006	Subsidiary Annual Results
17/02/2006	Additional Listing
17/02/2006	Director/PDMR Shareholding
22/02/2006	Final Results
22/02/2006	Final Results – Part 2
22/02/2006	Final Results – Part 3
22/02/2006	AngloGold Ashanti Update
22/02/2006	SA Senior Management Changes
23/02/2006	Rec final (inc special) div
23/02/2006	Blocklisting Application
23/02/2006	FutureGen Industrial Alliance
23/02/2006	Director/PDMR Shareholding
24/02/2006	Director/PDMR Shareholding
24/02/2006	Director/PDMR Shareholding
01/03/2006	Director/PDMR Shareholding
03/03/2006	Director/PDMR Shareholding
07/03/2006	Director/PDMR Shareholding
08/03/2006	Director/PDMR Shareholding
10/03/2006	Non Executive Director
10/03/2006	Director/PDMR Shareholding
13/03/2006	Recommended Dividend Declaration
14/03/2006	Director/PDMR Shareholding
16/03/2006	Director/PDMR Shareholding
17/03/2006	Holding(s) in Company
17/03/2006	Director/PDMR Shareholding
20/03/2006	Annual Report and Accounts

Issued by: Anglo American plc
Date: 20 March 2006
Contact: Andy Hodges +44 (0) 20 7968 8752

Annual Information Update for the 12 months up to and including 20 March 2006

Anglo American plc (the "Company") provides an annual information update, in accordance with Prospectus Rule 5.2. The information referred to in this update was up to date at the time it was published but some information may now be out of date. The information is referred to in this update, rather than included in full, to avoid an unnecessarily lengthy document.

The Company's ordinary shares are listed on the London Stock Exchange (the primary listing), the JSE Securities Exchange South Africa (JSE), the SWX Swiss Exchange, the Botswana Stock Exchange and the Namibian Stock Exchange.

1. Announcements via RNS, a regulatory information service - Anglo American plc

Announcement Date	RNS Headline
21/03/2005	Holding(s) in Company
24/03/2005	Director Shareholding
31/03/2005	Disposal
31/03/2005	Additional Listing
01/04/2005	Director Shareholding
01/04/2005	Director Shareholding
01/04/2005	Director Shareholding
01/04/2005	Director Shareholding
01/04/2005	Director Shareholding
01/04/2005	Director Shareholding
01/04/2005	Director Shareholding
04/04/2005	Director Shareholding
04/04/2005	Director Shareholding
06/04/2005	Director Shareholding
06/04/2005	Director Shareholding
08/04/2005	Director Shareholding
08/04/2005	Director Shareholding
14/04/2005	Holding(s) in Company
14/04/2005	Director Shareholding
15/04/2005	Director Shareholding
20/04/2005	AGM Statement
20/04/2005	AGM Statement
22/04/2005	Director Shareholding
25/04/2005	IFRS Seminar
26/04/2005	Director Declaration
26/04/2005	Disposal
28/04/2005	Director Shareholding
29/04/2005	Director Shareholding
04/05/2005	Director Shareholding
05/05/2005	Holding(s) in Company
06/05/2005	Director Shareholding
09/05/2005	Adoption of IFRS
09/05/2005	Adoption of IFRS – Part 2
10/05/2005	Director Shareholding
13/05/2005	Director Shareholding
20/05/2005	Director Shareholding
27/05/2005	Director Shareholding
31/05/2005	Director Shareholding
01/06/2005	AA plc Invests in Shenhua
01/06/2005	Director Shareholding
01/06/2005	Disposal
02/06/2005	Director Shareholding
02/06/2005	Director Shareholding
03/06/2005	Director Shareholding
06/06/2005	Director Shareholding
06/06/2005	Director Shareholding
07/06/2005	Disposal
07/06/2005	Director Shareholding

17/11/2005	Investment Climate Facility
17/11/2005	Director/PDMR Shareholding
18/11/2005	Director/PDMR Shareholding
18/11/2005	Director/PDMR Shareholding
25/11/2005	Director/PDMR Shareholding
01/12/2005	AA plc Notification
02/12/2005	Director/PDMR Shareholding
05/12/2005	Merebank project commissioned
07/12/2005	Director/PDMR Shareholding
09/12/2005	Director/PDMR Shareholding
19/12/2005	Director/PDMR Shareholding
19/12/2005	Director/PDMR Shareholding
20/12/2005	Director/PDMR Shareholding
21/12/2005	Holding(s) in Company
21/12/2005	Additional Listing
22/12/2005	Director/PDMR Shareholding
23/12/2005	Director/PDMR Shareholding
03/01/2005	Director/PDMR Shareholding
04/01/2005	Additional Listing
04/01/2005	Director/PDMR Shareholding
05/01/2005	Director/PDMR Shareholding
06/01/2005	Director/PDMR Shareholding
09/01/2005	Director/PDMR Shareholding
13/01/2006	Further re DBP release 5.1.06
13/01/2006	Director/PDMR Shareholding
20/01/2006	Director/PDMR Shareholding
24/01/2006	Notice of Results
27/01/2006	Additional Listing
27/01/2006	Director/PDMR Shareholding
03/02/2006	Additional Listing
03/02/2006	Director/PDMR Shareholding
08/02/2006	Director/PDMR Shareholding
10/02/2006	Notification
10/02/2006	De Beers Annual Results
10/02/2006	Dividend Declaration
10/02/2006	Director/PDMR Shareholding
13/02/2006	Results of Subsidiary
14/02/2006	Additional Listing
17/02/2006	Subsidiary Annual Results
17/02/2006	Additional Listing
17/02/2006	Director/PDMR Shareholding
22/02/2006	Final Results
22/02/2006	Final Results – Part 2
22/02/2006	Final Results – Part 3
22/02/2006	AngloGold Ashanti Update
22/02/2006	SA Senior Management Changes
23/02/2006	Rec final (inc special) div
23/02/2006	Blocklisting Application
23/02/2006	FutureGen Industrial Alliance
23/02/2006	Director/PDMR Shareholding
24/02/2006	Director/PDMR Shareholding
24/02/2006	Director/PDMR Shareholding
01/03/2006	Director/PDMR Shareholding
03/03/2006	Director/PDMR Shareholding
07/03/2006	Director/PDMR Shareholding
08/03/2006	Director/PDMR Shareholding
10/03/2006	Non Executive Director
10/03/2006	Director/PDMR Shareholding
13/03/2006	Recommended Dividend Declaration
14/03/2006	Director/PDMR Shareholding
16/03/2006	Director/PDMR Shareholding
17/03/2006	Holding(s) in Company
17/03/2006	Director/PDMR Shareholding
20/03/2006	Annual Report and Accounts

Issued by: Anglo American plc
Date: 20 March 2006
Contact: Andy Hodges +44 (0) 20 7968 8752

Annual Information Update for the 12 months up to and including 20 March 2006

Anglo American plc (the "Company") provides an annual information update, in accordance with Prospectus Rule 5.2. The information referred to in this update was up to date at the time it was published but some information may now be out of date. The information is referred to in this update, rather than included in full, to avoid an unnecessarily lengthy document.

The Company's ordinary shares are listed on the London Stock Exchange (the primary listing), the JSE Securities Exchange South Africa (JSE), the SWX Swiss Exchange, the Botswana Stock Exchange and the Namibian Stock Exchange.

1. Announcements via RNS, a regulatory information service - Anglo American plc

Announcement Date	RNS Headline
21/03/2005	Holding(s) in Company
24/03/2005	Director Shareholding
31/03/2005	Disposal
31/03/2005	Additional Listing
01/04/2005	Director Shareholding
01/04/2005	Director Shareholding
01/04/2005	Director Shareholding
01/04/2005	Director Shareholding
01/04/2005	Director Shareholding
01/04/2005	Director Shareholding
01/04/2005	Director Shareholding
04/04/2005	Director Shareholding
04/04/2005	Director Shareholding
06/04/2005	Director Shareholding
06/04/2005	Director Shareholding
08/04/2005	Director Shareholding
08/04/2005	Director Shareholding
14/04/2005	Holding(s) in Company
14/04/2005	Director Shareholding
15/04/2005	Director Shareholding
20/04/2005	AGM Statement
20/04/2005	AGM Statement
22/04/2005	Director Shareholding
25/04/2005	IFRS Seminar
26/04/2005	Director Declaration
26/04/2005	Disposal
28/04/2005	Director Shareholding
29/04/2005	Director Shareholding
04/05/2005	Director Shareholding
05/05/2005	Holding(s) in Company
06/05/2005	Director Shareholding
09/05/2005	Adoption of IFRS
09/05/2005	Adoption of IFRS – Part 2
10/05/2005	Director Shareholding
13/05/2005	Director Shareholding
20/05/2005	Director Shareholding
27/05/2005	Director Shareholding
31/05/2005	Director Shareholding
01/06/2005	AA plc Invests in Shenhua
01/06/2005	Director Shareholding
01/06/2005	Disposal
02/06/2005	Director Shareholding
02/06/2005	Director Shareholding
03/06/2005	Director Shareholding
06/06/2005	Director Shareholding
06/06/2005	Director Shareholding
07/06/2005	Disposal
07/06/2005	Director Shareholding

17/11/2005	Investment Climate Facility
17/11/2005	Director/PDMR Shareholding
18/11/2005	Director/PDMR Shareholding
18/11/2005	Director/PDMR Shareholding
25/11/2005	Director/PDMR Shareholding
01/12/2005	AA plc Notification
02/12/2005	Director/PDMR Shareholding
05/12/2005	Merebank project commissioned
07/12/2005	Director/PDMR Shareholding
09/12/2005	Director/PDMR Shareholding
19/12/2005	Director/PDMR Shareholding
19/12/2005	Director/PDMR Shareholding
20/12/2005	Director/PDMR Shareholding
21/12/2005	Holding(s) in Company
21/12/2005	Additional Listing
22/12/2005	Director/PDMR Shareholding
23/12/2005	Director/PDMR Shareholding
03/01/2005	Director/PDMR Shareholding
04/01/2005	Additional Listing
04/01/2005	Director/PDMR Shareholding
05/01/2005	Director/PDMR Shareholding
06/01/2005	Director/PDMR Shareholding
09/01/2005	Director/PDMR Shareholding
13/01/2006	Further re DBP release 5.1.06
13/01/2006	Director/PDMR Shareholding
20/01/2006	Director/PDMR Shareholding
24/01/2006	Notice of Results
27/01/2006	Additional Listing
27/01/2006	Director/PDMR Shareholding
03/02/2006	Additional Listing
03/02/2006	Director/PDMR Shareholding
08/02/2006	Director/PDMR Shareholding
10/02/2006	Notification
10/02/2006	De Beers Annual Results
10/02/2006	Dividend Declaration
10/02/2006	Director/PDMR Shareholding
13/02/2006	Results of Subsidiary
14/02/2006	Additional Listing
17/02/2006	Subsidiary Annual Results
17/02/2006	Additional Listing
17/02/2006	Director/PDMR Shareholding
22/02/2006	Final Results
22/02/2006	Final Results – Part 2
22/02/2006	Final Results – Part 3
22/02/2006	AngloGold Ashanti Update
22/02/2006	SA Senior Management Changes
23/02/2006	Rec final (inc special) div
23/02/2006	Blocklisting Application
23/02/2006	FutureGen Industrial Alliance
23/02/2006	Director/PDMR Shareholding
24/02/2006	Director/PDMR Shareholding
24/02/2006	Director/PDMR Shareholding
01/03/2006	Director/PDMR Shareholding
03/03/2006	Director/PDMR Shareholding
07/03/2006	Director/PDMR Shareholding
08/03/2006	Director/PDMR Shareholding
10/03/2006	Non Executive Director
10/03/2006	Director/PDMR Shareholding
13/03/2006	Recommended Dividend Declaration
14/03/2006	Director/PDMR Shareholding
16/03/2006	Director/PDMR Shareholding
17/03/2006	Holding(s) in Company
17/03/2006	Director/PDMR Shareholding
20/03/2006	Annual Report and Accounts

ANGLO AMERICAN plc (the "Company")

Anglo American Employee Share Ownership Plan

The Butterfield Trust (Guernsey) Limited, as trustee of the Anglo American Employee Share Ownership Plan (the "Trust"), transferred the following Ordinary Shares in the Company to participants of the Anglo American share schemes leaving a balance of 30,484,230 Ordinary Shares held by the Trust:

Date of Transfer	Number of Ordinary Shares
20 March 2006	61,300
21 March 2006	151,790
22 March 2006	85,800
23 March 2006	70,805
24 March 2006	172,173

The Company was advised of these transactions on 23 March 2006.

The following executive directors and PDMRs, together with all employees, are potential beneficiaries of the Trust, and are therefore deemed to be technically interested but, save as explained in the footnotes below, were not connected with the transactions that took place on the abovementioned dates.

Directors	PDMRs
D A Hathorn	A E Redman
R Médori	R J King
S R Thompson	P L Zim
A J Trahar	P M Baum
	R Havenstein
	R M Godsell
	R S Robertson
	P Smith
	J N Wallington

Andy Hodges
Deputy Company Secretary
24 March 2006

Anglo American plc
(the "Company")

Purchases of shares in Anglo American plc

Further to the announcement of 23 March 2006 (a copy of which is available on the Company's website), Anglo American plc purchased 600,000 of its ordinary shares on 24 March 2006 at prices between £20.88 and £21.30 per share. The purchased shares will all be held as treasury shares.

Following the above transaction, Anglo American plc holds 1,400,000 ordinary shares in treasury, and has 1,526,574,772 ordinary shares in issue (excluding treasury shares).

N Jordan
Company Secretary

27 March 2006

END.

Anglo American plc
(the "Company")

Purchases of shares in Anglo American plc

Further to the announcement of 23 March 2006 (a copy of which is available on the Company's website), Anglo American plc purchased 800,000 of its ordinary shares on 23 March 2006 at prices between £20.60 and £21.00 per share. The purchased shares will all be held as treasury shares.

Following the above transaction, Anglo American plc holds 800,000 ordinary shares in treasury, and has 1,527,174,772 ordinary shares in issue (excluding treasury shares).

N Jordan
Company Secretary

24 March 2006

END.

ANGLO AMERICAN

News Release

23 March 2006

Anglo American plc announces increase in buyback to US $2 billion

Anglo American plc ("**Anglo American**" or the "**Company**")

US$2bn Purchases of Ordinary Shares in the Company

Further to the announcements made on 26 October 2005 and 22 February 2006, Anglo American today announces that its programme of market purchases of its Ordinary Shares is increased by US$1bn to a total of US$2bn.

The increase is due to the conversion to date of the majority of the US$1.1bn convertible bonds issued in April 2002 into Ordinary Shares and the programme will commence immediately.

Purchases will be made either by the Company pursuant to the authority of shareholders granted at the AGM of the Company in April 2005 (or any renewal of such authority granted at the AGM of the Company to be held in April 2006) or by an independent company to be funded by a wholly owned overseas subsidiary of the Company, which wholly owned subsidiary will have the right to nominate a transferee for such shares.

Purchases of shares under the programme will result in an enhancement of the Company's earnings per share whilst contributing to the efficient management of the Anglo American group's capital.

The ordinary share capital of the independent company is owned by a charitable trust and a majority of the independent company's directors are independent of the Anglo American group. A wholly owned subsidiary of the Company will, under the arrangements entered into with the independent company, make purchases of Anglo American shares on behalf of the independent company within the limits of the programme and at prices per share which will be no more than the higher of the price of the last independent trade in such shares and the highest current independent bid for such shares. Out of cash dividends received by the independent company on the Anglo American shares held by it, the charitable trust shareholder in the independent company will be entitled to receive approximately 10 per cent; the balance will be distributed to the Anglo American group. During the term of the arrangement, the independent company has agreed that it will not exercise voting rights in respect of shares in the Company held by it. The shares purchased by the independent company will be treated in the accounts of Anglo American as treasury shares. Purchases of

Anglo American plc
20 Carlton House Terrace London SW1Y 5AN United Kingdom
Tel 44 (0)207 968 8888 Fax 44 (0)207 968 8500 corporate_affairs@angloamerican.co.uk
www.angloamerican.co.uk

Anglo American plc
(Incorporated in accordance with the laws of England and Wales)
Registered number 3564138

Two copies of the Company's Annual Report and Accounts for the year ended 31 December 2005, Annual Review and Notice of Meeting have been submitted to the UK Listing Authority, and will shortly be available for inspection at the UK Listing Authority's Document Viewing Facility, which is situated at:

Financial Services Authority
25 The North Colonnade
Canary Wharf
London
E14 5HS

Tel. No. (0) 20 7066 1000

N Jordan
Company Secretary
20 March 2006

End

ANGLO AMERICAN

News Release

24 March 2006

Holding in AngloGold Ashanti

Anglo American plc ("Anglo American") refers shareholders to its SEC Rule 134 announcement issued earlier today ("Anglo American plc Announces Secondary Offering of Ordinary Shares of AngloGold Ashanti").

Anglo American confirms that it intends to remain a substantial shareholder in AngloGold Ashanti Limited in the medium term. Anglo American will consider other alternative transactions to effect the further reduction of its interest in AngloGold Ashanti.

Upon completion of the transactions announced separately today, Anglo American's effective holding in AngloGold Ashanti will be approximately 41% - 42.6%.

For further information:

Investor Inquiries

Nick von Schirnding
Tel: +44 207 968 8540

Charles Gordon
Tel: +44 207 968 8933

Anne Dunn
Tel: +27 11 638 4730

Media Inquiries

Pamela Bell
Tel: +44 207 968 8568

Daniel Ngwepe
Tel: +27 11 638 2267

ANGLO AMERICAN

News Release

24 March 2006

Anglo American plc Announces Secondary Offering of Ordinary Shares of AngloGold Ashanti

Anglo American plc ("Anglo American") announces (pursuant to SEC Rule 134) that its subsidiary AngloGold Ashanti Limited ("AngloGold Ashanti") has filed an automatic shelf registration statement with the United States Securities and Exchange Commission with respect to the global sale of approximately 17.6 million ordinary shares of AngloGold Ashanti held by Anglo American, plus an additional 4.2 million ordinary shares held by Anglo American that may be sold at the option of the underwriters. The registration statement was filed pursuant to the terms of a Registration Rights Agreement between AngloGold Ashanti and Anglo American.

As announced by AngloGold Ashanti earlier today, AngloGold Ashanti will simultaneously conduct a primary offering of approximately 10.3 million ordinary shares, to be used for project development, capital expenditure, general corporate purposes and to reduce short term debt.

Goldman, Sachs & Co. and UBS Investment Bank are acting as joint global coordinators and joint bookrunners for the offering and BMO Nesbitt Burns and JPMorgan Securities will act as co-managers for the offering. The terms of the combined offering are set forth in a preliminary prospectus supplement filed today with the United States Securities and Exchange Commission. The prospectus supplement relating to the offering may be obtained free of charge from the United States Securities and Exchange Commission's web site at www.sec.gov. Copies of the preliminary prospectus supplement, when available, may be obtained from the offices of Goldman, Sachs & Co., 85 Broad Street, New York, New York 10004, telephone: 1-212-902-1000 or UBS Securities LLC, 1285 Avenue of the Americas, New York, New York 10019-6028, telephone: 1-888-827-7275.

For further information:

Investor Inquiries

Nick von Schirnding
Tel: +44 207 968 8540

Charles Gordon
Tel: +44 207 968 8933

Anne Dunn
Tel: +27 11 638 4730

Media Inquiries

Pamela Bell
Tel: +44 207 968 8568

Daniel Ngwepe
Tel: +27 11 638 2267

Anglo American plc
20 Carlton House Terrace London SW1Y 5AN United Kingdom
Tel 44 (0)207 968 8888 Fax 44 (0)207 968 8500 corporate_affairs@angloamerican.co.uk
www.angloamerican.co.uk
Registered office as above. Incorporated in England and Wales under the Companies Act 1985. Registered Number 3564138

NOTIFICATIONS CONCERNING INTERESTS IN ORDINARY SHARES OF US$0.50 EACH IN THE CAPITAL OF ANGLO AMERICAN plc

Notifications pursuant to sections 198 - 212 of the Companies Act 1985

On Thursday 16 March, Anglo American plc (the "Company") was advised that, as at 13 March 2006, Old Mutual plc and its direct and indirect subsidiaries had a material interest in 114,782,706 ordinary shares of the Company, representing 7.512% of its issued ordinary share capital. The shares are registered as follows:

Company	Registered Holder	Number of Shares
Old Mutual Asset Managers (South Africa) (Pty) Ltd	Old Mutual Life Assurance Company (South Africa) Ltd	55,530,349
Old Mutual Asset Managers (South Africa) (Pty) Ltd	Rodina Investments (Pty) Ltd	3,641,200
Coronation Fund Managers (Pty) Ltd (not an Old Mutual Company)	Old Mutual Life Assurance Company (South Africa) Ltd	1,800
PeregrineQuant (Pty) Ltd (not an Old Mutual Company)	Old Mutual Life Assurance Company (South Africa) Ltd	24,549
Prudential Portfolio Managers (Pty) Ltd (not and Old Mutual Company)	Old Mutual Life Assurance Company (South Africa) Ltd	111,328
Investec Asset Management (Pty) Ltd (not an Old Mutual Company)	Old Mutual Life Assurance Company (South Africa) Ltd	298,393
Polaris Capital (Pty) Ltd (not an Old Mutual Company)	Old Mutual Life Assurance Company (South Africa) Ltd	158,425
Frater Asset Management (Pty) Ltd (not an Old Mutual Company)	Old Mutual Life Assurance Company (South Africa) Ltd	411,279
Old Mutual Asset Managers (South Africa) (Pty) Ltd	Old Mutual Unit Trusts (SA)	3,921,789
Old Mutual Asset Managers (South Africa) (Pty) Ltd	Old Mutual Asset Managers (South Africa) Ltd (Managed fund client assets)	28,737,743
Old Mutual Asset Managers (South Africa) (Pty) Ltd	Old Mutual Unit Trusts (Namibia)	68,007
Old Mutual Asset Managers (Namibia) (Pty) Ltd	Old Mutual Life Assurance Company (Namibia) Ltd	1,276,380
Old Mutual Asset Managers (Namibia) (Pty) Ltd	Old Mutual Holdings (Namibia) (Pty) Ltd	51,038
Old Mutual Asset Managers (Namibia) (Pty) Ltd	Old Mutual Asset Managers (Namibia) Ltd (Managed fund client assets)	1,806,128
Old Mutual Asset Managers (Bermuda) Ltd	Old Mutual South Africa Equity Trust Limited	937,386
Old Mutual Asset Managers (Bermuda) Ltd	Old Mutual South African Trust Plc	729,032
Old Mutual Asset Managers (South Africa) (Pty) Ltd	Mutual & Federal Limited	2,409,872
Quantative Asset Management	ABSA Nominees	158,259
Quantative Asset Management	Nedbank Nominees Ltd	215,052
Quantative Asset Management	Standard Bank Nominees Ltd	2,607,121
Syfrets Securities	Syfrets Securities Nominees (Pty) Ltd	117,093
Nedcor Collective Investments Limited	Nedcor Bank Nominees	4,282,552
Taquanta Asset Managers (Pty) Ltd	NIB IPS Nominees (Pty) Ltd	118,053
BOE Personal Stockbrokers	BNS Nominees	3,293,591

Anglo American plc
(the "Company")

The Ernest Oppenheimer Memorial Trust (the "Trust") is a charitable trust formed in 1958 for the benefit of any institution for the advancement of science or art or of an educational, charitable or ecclesiastical nature, the benefits whereof are in the interests of the public.

The following notifications are made on behalf of Mr A J Trahar, Mr R M Godsell and Mr N F Oppenheimer pursuant to Section 324(2) of the Companies Act 1985.

As a result of the resignation of Mr Trahar's wife as a trustee of the Trust with effect from 15 March 2006, Mr A J Trahar ceased to be interested in 367,778 Ordinary Shares of US$0.50 each in the Company (the "Shares").

Similarly, as a result of their resignations as trustees, also with effect from 15 March 2006, Messrs Godsell and Oppenheimer ceased to be interested in the Shares.

None of Messrs Godsell, Oppenheimer or Trahar is a beneficiary of the Trust.

G A Wilkinson
Deputy Secretary
16 March 2006

ANGLO AMERICAN plc (the "Company")

Anglo American Employee Share Ownership Plan

The Butterfield Trust (Guernsey) Limited, as trustee of the Anglo American Employee Share Ownership Plan (the "Trust"), transferred the following Ordinary Shares in the Company to participants of the Anglo American share schemes leaving a balance of 31,026,098 Ordinary Shares held by the Trust:

Date of Transfer	Number of Ordinary Shares
13 March 2006	69,500
14 March 2006	20,203
15 March 2006	69,454
16 March 2006	77,000
17 March 2006	181,441

The Company was advised of these transactions on 17 March 2006.

The following executive directors and PDMRs, together with all employees, are potential beneficiaries of the Trust, and are therefore deemed to be technically interested but, save as explained in the footnotes below, were not connected with the transactions that took place on the abovementioned dates.

Directors	PDMRs
D A Hathorn	A E Redman
R Médori	R J King
S R Thompson	P L Zim
A J Trahar	P M Baum
	R Havenstein
	R M Godsell
	R S Robertson
	P Smith[1]
	J N Wallington

[1] Mr Smith (a PDMR of the Company) was connected with a transaction that took place on 13 March 2006 in respect of 23,000 Ordinary Shares, which was the subject of a separate announcement.

Andy Hodges
Deputy Company Secretary
17 March 2006